

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 11, 2009

Mr. John C.S. Lau
President and Chief Executive Officer
Husky Energy Inc.
707-8th Avenue S.W.
P.O. Box 6525, Station D
Calgary, Alberta, Canada T2P 3G7

> **Re:** **Husky Energy Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed February 18, 2009**
> **File No. 001-04307**

Dear Mr. Lau:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

Risk Factors, page 13

Husky's ability to replace reserves, page 14

1. Risk factors should be as specific to you as possible and not be a risk that could apply to every company in an industry. In general, the ability to replace reserves is an issue that does apply to every company in the oil and gas exploration and production industry. Therefore, as it appears that you have not fully replaced

your production with new reserves in each of the last two years, it would be appropriate to add this information to your risk factor. Please see Item 503(c) of Regulation S-K. Please revise your document accordingly.

Probable Oil and Gas Reserves, page 31

2.   On pages four and five you specifically describe your choice to apply for an exemption from the requirements of NI 51-101of the Canadian securities laws and replace the required oil and gas disclosure under NI 51-101 with those required under the U.S. Securities & Exchange Commission. This exemption was granted by the Canadian securities regulators. You have correctly stated in footnote 2 on page 31 that under the rules of the U.S. Securities & Exchange Commission companies are not allowed to disclose reserves other than proved oil and gas reserves. However, in spite of this rule you have disclosed probable oil and gas reserves in accordance with NI 51-101 which you specifically requested and were granted an exemption from compliance with. Therefore, since you are not reporting under NI 51-101 and are reporting under the rules of the SEC, please revise your document to remove all references to probable oil and gas reserves.

Management's Discussion and Analysis, Document D

Reconciliation of Proved Reserves, page 26

3.   You state that on December 29, 2008 the SEC approved revisions to modernize its oil and gas reporting requirements. You then provide investors with information on pricing and reserves for Year End 2008 as if the new rules were in effect. Early adoption of the new rules is not permitted.   See Section IX of SEC Release 33-8995. Please revise your document to remove all projected 2008 results as if the new reserve reporting requirements had already been in effect at Year End 2008.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. John C.S. Lau
Husky Energy Inc.
June 11, 2009
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about these comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director